Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

Registered Folio no. / DP ID no. / Client ID no.:	Number of shares held:

Dear member,

Subject: Instructions for e-voting

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, substituted by Companies (Management and Administration) Amendment, 2015 and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide e-voting facility to the members to cast their votes electronically on all resolutions set forth in the Notice convening the 35th Annual General Meeting to be held on Saturday, June 18, 2016, at 3:00 p.m. IST. The Company has engaged the services of the National Securities Depository Limited (NSDL) to provide the e-voting facility. The Notice is displayed on the Company's website, www.infosys.com, and on the website of NSDL, www.nsdl.co.in.

The e-voting facility is available at the link, **https://www.evoting.nsdl.com**

E-voting particulars

EVEN (e-voting event number)	User ID	Password
103981		

The e-voting facility will be available during the following voting period:

Commencement of e-voting	End of e-voting
June 13, 2016 at 9:00 a.m. IST	June 17, 2016 at 5:00 p.m. IST

Please read the instructions printed below before exercising your vote:

These details and instructions form an integral part of the Notice for the Annual General Meeting to be held on June 18, 2016.

Steps for e-voting

1. Open the internet browser and type the following URL:

https://www.evoting.nsdl.com	

2. Click on **Shareholder-Login**
3. If you are already registered with NSDL for e-voting, then you can use your existing User ID and Password for Login.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362

investors@infosys.com
www.infosys.com

Instructions for e-voting

In compliance with Regulation 44, SEBI Listing Obligation and Disclosure Requirements, 2015 and Sections 108 and 110 and other applicable provisions of the Companies Act, 2013, read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its Members.

The instructions for e-voting are as follows:

1. Members whose email addresses are registered with the Company / depository participant(s) will receive an email from NSDL informing them of their user ID and password. Once a Member receives the email, he or she will need to go through the following steps to complete the e-voting process:

   a. Open email and open the PDF file titled 'Infosys e-voting.pdf' using your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that this password is an initial password.

   b. Launch your internet browser and type the following URL: *https://www.evoting.nsdl.com*. Click on Shareholder – Login.

   c. Enter the user ID and password (the initial password noted in step (a) above). Click on Login.

   d. The Password change menu will appear. Change the password to a password of your choice. The new password should have a minimum of 8 digits / characters or a combination thereof. It is strongly recommended that you do not share your password with any other person and take utmost care to keep your password confidential.

   e. The homepage of e-voting will open. Click on e-voting: Active Voting Cycles.

   f. Select 'EVEN' (E-Voting Event Number) of Infosys Limited.

   g. Now you are ready for e-voting as the 'Cast Vote' page opens.

   h. Cast your vote by selecting the option of your choice and click on 'Submit', and also remember to 'Confirm' when prompted.

   i. On confirmation, the message 'Vote cast successfully' will be displayed.

   j. After you have voted on a resolution once, you will not be allowed to modify your vote.

   k. Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send a scanned copy (PDF / JPG format) of the relevant Board resolution / authorization letter etc., together with attested specimen signature of the authorized signatory(ies) who is / are authorized to vote, to the Scrutinizer via email to *evoting@infosys.com*, with a copy marked to *evoting@nsdl.co.in*.

2. For members whose email IDs are not registered with the Company / depository participant(s) and who receive the physical Postal Ballot Forms, the following instructions may be noted:

   a. The initial password is provided at the bottom of the Postal Ballot Form.

   b. Please follow the instructions from a. to k. as mentioned in step 1 to cast your vote.

3. In case of any queries, you may refer to the Frequently Asked Questions (FAQs) and e-voting user manual for Members available in the 'Downloads' section of *www.evoting.nsdl.com*.

4. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.

5. If you are already registered with NSDL for e-voting, then you can use your existing user ID and password for casting your vote.

6. The e-voting period commences on June 13, 2016 (9:00 a.m. IST) and ends on June 17, 2016 (5:00 p.m. IST). During this period, Members of the Company holding shares either in physical form or in dematerialized form, as on the relevant date, i.e. June 11, 2016, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, he or she will not be allowed to change it.